Form 6-K

No. 2

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of ___________May __________ 2003,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX(publ.)

(Registrant)

Date: May 19, 2003

By /s/ William G. E. Jacobs

Cancellation of repurchased shares and reduction of share capital completed

(ELUX) The decision by the Annual General Meeting (AGM) to cancel 14,612,580 previously repurchased B-shares has now been implemented. The cancellation involves a reduction of the share capital by SEK 73,062,900, and enables Electrolux to repurchase additional shares.

Additionally, the 14,612,580 C-shares that the AGM decided to issue to Svenska Handelsbanken in order to accelerate the procedure for reducing the share capital have been redeemed at par value, SEK 5, plus interest. The reduction involves the transfer of SEK 73,062,900 from unrestricted equity to the company's statutory reserves, part of restricted equity.

Following this reduction, the company's share capital consists of 10,000,000 A-shares and 314,100,000 B-shares, in total 324,100,000 shares. After repurchase today of 400,000 shares, Electrolux owns 9,008,172 previously repurchased B-shares, corresponding to 2.8% of the total number of shares.

The AGM in April 2003 authorized the Board of Directors to acquire and transfer own shares during the period up to the next AGM. Shares of series A- and/or B may be acquired on condition that after each transaction the company owns a maximum of 10% of the total number of shares.

The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees.

Further information
For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.